**POWUR, PBC**
**SUBSCRIPTION AGREEMENT**

**[Regulation CF SPV]**

This Subscription Agreement (the "***Agreement***") is entered into effective as of [EFFECTIVE DATE] by and between Powur I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "***Investor***"), and Powur, PBC, a Delaware Public Benefit Corporation (the "***Company***"), with reference to the following facts:

WHEREAS, in connection with the Form C (the "***Form C***") filed with the Securities and Exchange Commission on or about [EFFECTIVE DATE] the Company is offering shares of the Company's Class B Common Stock pursuant to Regulation Crowdfunding under Title III of the JOBS Act of 2012 (the "***CF Offering***");

WHEREAS, in connection with the CF Offering, the Investor has been established for the sole purpose of purchasing and holding shares of the Company's Class B Common Stock;

WHEREAS, Investor desires to purchase shares of Class B Common Stock, and the Company desires to sell shares of Class B Common Stock, based on the terms contained herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Investor and Company agree as follows:

1. Payment of Purchase Price; Issuance of Stock; Joinder of Stockholders Agreement.

(a) **Payment of Purchase Price:** In exchange for Investor's payment of the purchase price in the amount specified on the signature page below for shares of Class B Common Stock at **$9.59** per share, the Company shall issue the Investor the number of shares of Class B Common Stock specified on the signature page below.

(b) **All Investors; Joinder of Stockholders' Agreement:** By executing this Agreement, Investor acknowledges and agrees that the issuance of the shares of Class B Common Stock to Investor is conditioned upon Investor executing and becoming a "Shareholder" party to the Company's Stockholders Agreement (the "***Stockholders' Agreement***"), a copy of which is attached hereto as Exhibit A, and that by accepting the Class B Common Stock the Investor agrees to be become a party to, and to be bound by, the Stockholders' Agreement.

(c) **Issuance of Shares:** Promptly after the Company's receipt of this executed Agreement and payment of the purchase price, the Company shall issue the Investor a stock certificate for the Class Common Stock, which may be in the form of an electronic certificate.

2. Investor Representations. The Company is issuing the shares of Class B Common Stock (the "***Securities***") to the Investor in reliance upon the following representations made by the Investor:

(a) Investor acknowledges and agrees that the Securities are characterized as "restricted securities" under the Securities Act of 1933 (as amended and together with the rules and regulations promulgated thereunder, the "***Securities Act***") and that, under the Securities Act and applicable regulations thereunder, such securities may not be resold, pledged or otherwise transferred without registration under the Securities Act or an exemption therefrom. Investor acknowledges and agrees that (i) the Securities are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and the shares of stock have not yet been registered under the Securities Act, and (ii) the Securities may be offered, resold, pledged or otherwise transferred only in a transaction registered under the Securities Act, or meeting the requirements of Rule 144, or in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests) and in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction.

(b) Investor acknowledges and agrees that (i) the registrar or transfer agent for the Securities will not be required to accept for registration of transfer any shares except upon presentation of evidence satisfactory to the Company that the restrictions on transfer under the Securities Act have been complied with, and (ii) any shares of stock in the form of definitive physical certificates will bear a restrictive legend.

(c) Investor acknowledges and agrees that: (a) the Securities are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering; (b) Investor is acquiring the Securities solely for its own account for investment purposes, and not with a view to the distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; (c) Investor is a sophisticated purchaser with such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of purchasing the Securities and investing in the Company; (d) Investor has had the opportunity to obtain from the Company such information as desired in order to evaluate the merits and the risks inherent in investing in the Company and holding the Securities, and has had the opportunity to discuss such information with its financial advisors and legal counsel; (e) Investor is able to bear the economic risk and lack of liquidity inherent in holding the Securities; (f) Investor either has a pre-existing personal or business relationship with the Company or its officers, directors or controlling persons, or by reason of Investor's business or financial experience, or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the Company, directly or indirectly, have the capacity to protect their own interests in connection with the purchase of the Securities; and (g) Investor acknowledges that an investment in the Company is subject to many risk factors, including the risk factors set forth in the Form C.

(d) Investor's principal place of business is in the state identified on its Wefunder profile.

(e) Investor has truthfully and accurately furnished the information requested by Wefunder to verify the investor status of the Investor; and the Investor agrees to provide such further information as requested by the Company or Wefunder to verify Investor's status pursuant to the CF Offering requirements; Investor is in compliance with all requirements relating to the CF Offering and has obtained all required authorizations to purchase the shares of Class B Common Stock as provided herein.

(f) Investor acknowledges that the minimum dollar amount of the Securities which must be sold in the CF Offering is $500,003.42; that the Company may use the proceeds from the CF Offering as they are accepted after the minimum is achieved; and that the Company may discontinue the CF Offering at any time or decrease the amount of Securities to be sold in the CF Offering at any time, in the Company's sole discretion.

3. Representations and Warranties of the Company**.** The Company hereby represents and warrants to the Investor that as of the date of the Form C:

(a) Organization, Good Standing and Qualification**.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

(b) Capitalization**.** The authorized capital of the Company consists of:

(A) 10,000,000 shares of the Company's Preferred Stock ("***Preferred Stock***"), of which (i) 375,000 have been designated as Series 1 Preferred Stock, of which 375,000 shares are issued and outstanding; (ii) 1,379,770 have been designated as Series 2 Preferred Stock, of which 1,379,770 shares are issued and outstanding; (iii) 5,852,385 have been designated as Series 3 Preferred Stock, of which 3,203,834 are issued and outstanding; and (iv) 1,574,024 have been designated as Series 4 Preferred Stock, of which 1,574,024 are issued and outstanding; and (v) 521,376 have been designated as Series 5 Preferred Stock (which amount may be increased by the Company), which are to be issued upon the closing of the Company's offering pursuant to Regulation D.

(B) 25,000,000 shares of the Company's Common Stock ("***Common Stock***"), of which (i) 8,500,000 have been designated as Class A Common Stock, of which 8,500,000 are issued and outstanding; (ii) 16,500,000 have been designated as Class B Common Stock, of which 3,227,704 are issued and outstanding; (iii) 5,600,000 shares of Class B Common Stock are reserved and allocated for issuance to officers, directors, employees and consultants of the Company pursuant to the Company's stock option plan and option agreements; and (iv) up to 52,138 shares of Class B

Common Stock are reserved for issuance pursuant to warrants to be issued by the Company in connection with its offering pursuant to Regulation D.

(C) Other than as set forth herein and as described in the Form C, there are no outstanding options or warrants for the purchase or acquisition from the Company of any shares of its capital stock.

(c) Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of the Agreement, the performance of all obligations of the Company hereunder and thereunder and the authorization, issuance and delivery of the Securities has been taken or will be taken prior to the issuance of the Securities, and the Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Valid Issuance of Securities**.** The Securities being issued to the Investor hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Investor. Based in part upon the representations of the Investor in this Agreement and subject to the provisions of subsection (e) below, the Securities will be issued in compliance with all applicable federal and state securities laws. The Class B Common Stock has been duly and validly reserved for issuance, and upon issuance in accordance with the terms of this Agreement, shall be duly and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, the Stockholders Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Investor, and will be issued in compliance with all applicable federal and state securities laws.

(e) Governmental Consents**.** No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except filings under all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.

(f) Compliance with Other Instruments**.** The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated hereby or thereby will not result in any

such violation or conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

(g) Securities Law Exemptions. Based in part on the accuracy of the representations and warranties of the Investor contained in Section 2 hereof, the offer, sale and issuance of the Securities are and will be exempt from the registration requirements of the Securities Act, and the registration, permit or qualification requirements of any applicable state securities laws.

4. Miscellaneous.

(a) This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

(b) This Agreement constitutes the entire agreement between the parties and supersedes all prior oral or written negotiations and agreements between the parties with respect to the subject matter hereof.

(c) Each party to this Agreement hereby represents and warrants to the other party that it has had an opportunity to seek the advice of its own independent legal counsel and other advisors with respect to the provisions of this Agreement and that its decision to execute this Agreement is not based on any reliance upon the advice of the Company, its officer, directors, representatives or legal counsel.

(d) This Agreement may be executed in any number of counterparts, may be executed electronically, and may be delivered by facsimile transmission or by electronic transmission in PDF format, all of which taken together shall constitute a single instrument.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

**COMPANY:**

Powur, PBC

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

By: ______________________________

**SUBSCRIBER:**

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ X ] Not Accredited

**Exhibit A**
**Stockholders Agreement**

## EXHIBIT A TO POWUR PBC SUBSCRIPTION AGREEMENT

# POWUR PBC
# STOCKHOLDER'S AGREEMENT

**THIS AGREEMENT** (the "Agreement") is made effective on June 11, 2021 by and among the persons executing a Stock Subscription Agreement for the ownership of Stock of the Company, and referred to individually as a "Shareholder" and collectively as the "Shareholders" and Powur PBC, a Delaware public benefit corporation referred to as the "Corporation" or the "Company".

**WITNESSETH**:

**WHEREAS**, the Corporation is a Delaware public benefit corporation and the Shareholders intend to comply with and promote the provisions of and the spirit of the law in creating a beneficial influence on society and the environment; and

**WHEREAS**, the Shareholders each own the amount of the issued and outstanding shares of the stock of the Corporation (the "Stock") as described in their respective Stock Subscription Agreements; and

**WHEREAS**, the Shareholders and the Corporation also desire to provide for continuity and the proficient maintenance, management, control, and operation of the business of the Corporation; to restrict the transfer of shares of the Corporation's Stock currently owned or subsequently acquired by the Shareholders, and to provide for certain other matters.

**WHEREAS**, on January 2, 2014 the Company filed its Certificate of Incorporation with the State of Delaware and on the date hereof, the Company has been approved to issue (i) 25,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"), and

**WHEREAS**, as of the date hereof and after giving effect to the transactions contemplated hereby, the Stockholders will beneficially own the shares of Stock as set forth in the Stockholder Schedule maintained by the Company ("Stockholder Schedule"); and

**WHEREAS**, the Company has entered into the Subscription Agreement, with the Preferred Stockholders and Common Stockholders to acquire shares of Stock issued by the Company; and

**WHEREAS**, the parties hereto deem it in their best interests and in the best interests of the Company to set forth their respective rights and obligations in connection with their investment in the Company; and

**WHEREAS**, the parties hereto also desire to restrict the voting, sale, assignment, transfer, encumbrance or other disposition of certain shares of capital stock of the Company, including issued and outstanding shares of stock, and to provide for certain rights and obligations in respect thereto as hereinafter provided;

**NOW, THEREFORE**, in consideration of the mutual agreements and understandings set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

Certain Definitions

As used in this Agreement, the following terms shall have the following respective meanings:

Affiliate shall mean with respect to any Person, (a) any Person which directly, indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a director or executive officer (i) of such Person, (ii) of any Subsidiary of such Person, or (iii) of any Person described in clause (a) above, or with respect to any Stockholder, the Company; provided, that any Affiliate of a corporation shall be deemed an Affiliate of such corporation's stockholders. For purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (i) to vote or direct the voting of more than 5% of the outstanding shares of Voting Stock of such Person, or (ii) to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise. Notwithstanding the foregoing to the contrary, (i) the Principals and their respective Affiliates shall be deemed to be Affiliates of the Company.

Agreement shall mean this Agreement as in effect on the date hereof and as hereafter from time to time amended, modified or supplemented in accordance with the terms hereof.

Board of Directors shall mean the Board of Directors of the Company, as duly constituted in accordance with this Agreement, or any committee thereof duly constituted in accordance with this Agreement, the Bylaws and applicable law and duly authorized to make the relevant determination or take the relevant action. To the extent that the Board of Directors is required under this Agreement to authorize or approve, or make a determination in respect of a transaction between the Company, on the one hand, and a Stockholder, and/or a Stockholder's Affiliates, on the other hand, the Board of Directors shall be deemed to exclude such Stockholder, any of its Affiliates, and any of the directors, officers, employees, agents or representatives of such Stockholder and/or its Affiliates, who are members of the Board of Directors.

Bylaws shall mean the Bylaws of the Company as amended and in effect on the date hereof, substantially in the form of certified by the Secretary of the corporation and as hereafter further amended or restated in accordance with the terms hereof and pursuant to applicable law.

Certificate of Incorporation shall mean the Certificate of Incorporation of the Company as in effect on the date hereof, substantially in the form approved by the Board of Directors, and as hereafter from time to time amended, restated, modified or supplemented in accordance with the terms hereof and pursuant to applicable law.

SPECIAL NOTICE: The parties to this Agreement acknowledge that the terms and conditions set forth in the Certificate of Incorporation and as it amended and restated from time to time, shall in all events have priority and precedence as to all other provisions of this Agreement. All stockholders are advised to secure a copy of the Company's Certificate of Incorporation and any and all amendments and restatements thereof. All of the terms and conditions set forth in the Certificate of Incorporation, as amended and restated from time to time are incorporated herein by reference.

Commission shall mean the Securities and Exchange Commission and any successor commission or agency having similar powers.

Common Stock shall mean the Common Stock, par value $0.0001 per share, of the Company.

Exchange Act shall mean the Securities Exchange Act of 1934, as amended, or any similar Federal statute then in effect, and a reference to a particular section thereof shall include a reference to the comparable section, if any, of such similar Federal statute.

First Offer Price shall have the meaning specified in Section 5.1(a).

GAAP shall mean the generally accepted accounting principles in the United States of America in effect from time to time, applied on a consistent basis both as to classification of items and amounts.

Indebtedness shall mean with respect to any Person any obligation of such Person for borrowed money, but in any event shall include (i) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (ii) the face amount of all letters of credit issued for the account of such Person and all drafts drawn thereunder, without duplication, (iii) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by liens, (iv) capitalized leases, and (v) all guarantees of such Person.

Initial Public Offering shall mean the public offer and sale of Common Stock of the Company, pursuant to the initial registration thereof under the Securities Act.

Preferred Stockholders shall mean the Persons signatories to the Preferred Stockholder Subscription Agreement, and any Permitted Transferee of any of them who becomes a Stockholder in accordance with the terms hereof.

Notice of Exercise shall have the meaning specified in Section 5.1(b).

Notice of Intention shall have the meaning specified in Section 5.1(a).

Offered Shares shall have the meaning specified in Section 5.1.

Permitted Transferee shall mean, (i) the Company, and (ii) those Persons to whom transfers of Common Stock and Preferred Stock are permitted to be made by them pursuant to Section 4.2 (including, without limitation, the trusts referred to in Sections 4.2(a)(i) and (b)).

Person shall mean an individual or a corporation, association, partnership, joint venture, organization, business, trust, or any other entity or organization, including a government or any subdivision or agency thereof.

Preferred Stock shall mean the Preferred Stock, par value $0.0001 per share, of the Company.

Principals shall be Jonathan Budd and his respective affiliates, principals, partners and employees, family members of any of the foregoing and trusts for the benefit of any of the foregoing.

Public Distribution shall mean a Public Offering of Common Stock, at the conclusion of which the aggregate number of shares of Common Stock that have been sold to the public pursuant to one or more effective registration statements under the Securities Act equals at least 25% of the shares of Common

Stock then outstanding (on a fully diluted basis) after giving effect to such sale and results in the Company receiving at least $25,000,000 in gross proceeds from such sale.

Public Offering shall mean a bona fide underwritten public offering and sale of equity securities of the Company pursuant to an effective registration statement under the Securities Act.

Securities Act shall mean, as of any date, the Securities Act of 1933, as amended, or any similar federal statute then in effect, and in reference to a particular section thereof shall include a reference to the comparable section, if any, of any such similar federal statute and the rules and regulations thereunder.

Selling Stockholder shall have the meaning specified in Section 5.1(a).

Stock shall mean the Common Stock and the Preferred Stock.

Stockholder or Shareholder shall mean any of the Preferred Stockholders, Common Stockholders, and any Permitted Transferee of any such Person who becomes a party to or bound by the provisions of this Agreement at the request of the Company, in accordance with the terms hereof.

Subsidiary shall mean as to any Person a corporation of which outstanding shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors of such corporation are at the time owned, directly or indirectly through one or more intermediaries, or both, by such Person.

Transaction Documents shall mean this Agreement, and each of the agreements that are referenced in this Agreement and all other agreements, instruments and documents contemplated thereby.

Voting Stock shall mean capital stock of the Company of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of corporate directors (or Persons performing similar functions).

Voting Stockholder shall mean a Stockholder who holds Voting Stock or retains, by proxy or otherwise, the power to vote Voting Stock.

## ARTICLE II
## Management

Section 2.1 Registration of Common Stock. In the event of a Public Offering of the Company's Common Stock, each Voting Stockholder shall, at a meeting convened for the purpose of amending the Certificate of Incorporation, vote to increase or decrease the number of authorized shares of Common Stock and, if necessary, increase the number of issued and outstanding shares of Common Stock, whether by stock split, stock dividend, reverse stock split or otherwise, or change in its par value, as recommended by a majority of the members of the Board of Directors in order to facilitate such Public Offering.

Section 2.2 No Conflict with Agreement. Each Voting Stockholder shall vote his shares of Voting Stock, and shall take all actions necessary, to ensure that the Certificate of Incorporation and Bylaws do not, at any time, conflict with the provisions of this Agreement.

ARTICLE III
Corporate Governance

Section 3.1 Board of Directors.

(a) Promptly after the Closing Date, the Voting Stockholders shall take all actions necessary to elect, or to cause the Board of Directors to approve and appoint members of the Board of Directors.

(b) The Company and each member of the Board of Directors shall execute a Directors Indemnification Agreement substantially in the form mutually acceptable to them.

Section 3.2 Vacancies. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation or removal of any member of the Board of Directors, or for any other reason there shall exist or occur any vacancy on the Board of Directors, each Voting Stockholder hereby agrees to take such actions as will result in the election or appointment as a director of an individual designated or elected to fill such vacancy and serve as a director by the Stockholders that had designated or elected (pursuant to Section 3.1) the director whose death, disability, retirement, resignation or removal resulted in such vacancy on the Board of Directors (in the manner set forth in Section 3. 1). In the interim from the time the vacancy is created until a new director is elected, the remaining directors may appoint a replacement to act as a director until a new director is duly elected.

Section 3.3 Covenant to Vote. Each Voting Stockholder hereby agrees to take all actions necessary to call, or cause the Company and the appropriate officers and directors of the Company to call, an annual meeting (and when circumstances so require, a special meeting) of Stockholders of the Company and to vote all shares of Voting Stock owned or held of record by such Voting Stockholder at any such meeting and at any other annual or special meeting of stockholders in favor of, or take all actions by written consent in lieu of any such meeting as may be necessary to cause, the election as members of the Board of Directors of those individuals so designated in accordance with, and to otherwise effect the intent of, this Article III. In addition, each Voting Stockholder agrees to vote the shares of Voting Stock owned by such Stockholder upon any other matter arising under this Agreement submitted to a vote of the Stockholders in such a manner as to implement the terms of this Agreement.

Section 3.4 Voting Rights. All the Common Stock and the Preferred Stock vote together and not as separate classes. We currently have two classes of Common Stock, Class A Common Stock and Class B Common Stock. The shares of Class A Common Stock and Class B Common Stock have identical rights, privileges, and/or preferences. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Common Stock shall be entitled to cast one (1) vote for each share of Class A Common Stock held by such holder, and each holder of outstanding shares of Class B Common Stock shall be entitled to cast one (1) vote for each share of Class B Common Stock held by such holder.

This Agreement establishes that the voting rights for “majority” votes as 51% or more of the total number of outstanding shares of Company capital stock.

ARTICLE IV
Transfers of Stock

Section 4.1 Restrictions on Transfer. Each Stockholder agrees that such Stockholder will not, directly or indirectly, offer, sell, transfer, assign or otherwise dispose of (or make any exchange, gift, assignment or pledge of) (collectively, for purposes of Articles IV and V hereof only, a "transfer") any Stock except (a) as provided in Section 4.2; (b) in accordance with Article V; provided, that for transfers by Preferred Stockholders, such transfer has been expressly approved by the Board of Directors or by a majority (by number of shares of Common Stock) of the Stockholders; or (c) with regard to any pledge, hypothecation or charge by a Preferred Stockholder. In addition to the other restrictions noted in this Article IV, each Stockholder agrees that it will not, directly or indirectly, transfer any of its Stock except as permitted under the Securities Act and other applicable securities laws.

Section 4.2 Exceptions to Restrictions. The provisions of Section 4.1 and Article V (other than Section 5.8) shall not apply to any of the following transfers:

(a) from any of the Stockholders to (i) any corporation, partnership or other entity that is controlled by and whose owners or beneficiaries are the Stockholders; (ii) the Stockholder's spouse, lineal descendant or antecedent, father, mother, brother, sister, adopted child or adopted grandchild; (iii) a trust or trusts for the exclusive benefit of the Stockholder or the Stockholder's family members as described in subsection (ii); or (iv) by devise or descent; provided, however, any such transfer is subject to each such Person or entity executing a counterpart of and becoming a party to this Agreement and shall agree in a writing in form and substance satisfactory to the Company to be bound and becomes bound by the terms of this Agreement.

(b) Pursuant to a Public Offering.

Section 4.3 Endorsement of Certificates.

(a) Upon the execution of this Agreement, in addition to any other legend which the Company may deem advisable under the Securities Act and certain state securities laws, all certificates representing shares of issued and outstanding Common Stock and Preferred Stock shall be endorsed at all times prior to any Public Offering of such shares with substantially the following language:

THIS CERTIFICATE IS SUBJECT TO, AND IS TRANSFERABLE ONLY UPON COMPLIANCE WITH, THE PROVISIONS OF A STOCKHOLDERS AGREEMENT, DATED JUNE 11, 2021, AMONG THE COMPANY AND CERTAIN OF ITS STOCKHOLDERS AND CERTAIN SUBSCRIPTION AGREEMENTS, AMONG THE COMPANY AND CERTAIN INVESTORS THEREIN. REFERENCE ALSO IS MADE TO THE RESTRICTIVE PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION. A COPY OF THE ABOVE REFERENCED AGREEMENTS ARE ON FILE AT THE OFFICE OF THE COMPANY.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR AN EXEMPTION FROM REGISTRATION, UNDER SAID ACT.

(b) Except as otherwise expressly provided in this Agreement, all certificates representing shares of Stock hereafter issued to or acquired by any of the Stockholders or their successors hereto shall bear

legends substantially similar to those set forth above, and the shares of Stock represented by such certificates shall be subject to the applicable provisions of this Agreement. The rights and obligations of each party hereto shall inure to and be binding upon each transferee to whom Stock is transferred by any party hereto, whether or not such transfer is permitted under the terms of this Agreement. Prior to consummation of any transfer, such party shall cause the transferee to execute an agreement in form and substance reasonably satisfactory to the other parties hereto, providing that such transferee shall fully comply with the terms of this Agreement. Prompt notice shall be given to the Company by the transferor of any transfer (whether or not to a Permitted Transferee) of any Stock and the Company shall promptly notify the Institutional Investors in writing of such transfer.

(c) Any stock certificate issued by the Company shall note conspicuously that the corporation is a public benefit corporation formed pursuant to the Delaware Public Benefit Corporation Act.

Section 4.4 Improper Transfer. Any attempt to transfer or encumber any shares of Stock not in accordance with this Agreement shall be null and void and neither the Company nor any transfer agent of such securities shall give any effect to such attempted transfer or encumbrance in its stock records.

Section 4.5 Lock-up Period; Agreement. In connection with an Initial Public Offering and upon the request of the Company or the underwriters managing such offering of the Company's securities, each Shareholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's Initial Public Offering; provided, however that such 180 day period may be extended to the extent necessary to permit any managing underwriter to comply with FINRA Rule 2711(f)(4) (or any similar rule). In connection with the first public offering following the Initial Public Offering of the Company's securities ("Subsequent Public Offering") and upon request of the Company or the underwriters managing such offering of the Company's securities, each Shareholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 90 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's Subsequent Public Offering. The obligations described in Section 4.5 shall not apply to a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the securities of the Shareholders (and the securities of every other person subject to the restrictions in this Section 4.5). The Shareholders agree that it will not transfer securities of the Company unless each transferee agrees in writing to be bound by all of the provisions of this Section 4.5.

ARTICLE V
Rights of First Refusal;
New Securities; Tag Along Sales

Section 5.1 Transfers by a Stockholder; Right of First Refusal.

(a) Except for transfers permitted by Sections 4.1 and 4.2, if at any time any Stockholder shall desire to sell any Stock owned by him, her or it (such Stockholder desiring to sell shares of such Stock being referred to herein as a “Selling Stockholder”), then such Selling Stockholder shall deliver written notice of its desire to sell such Stock (a “Notice of Intention”), accompanied by a copy of a proposal relating to such sale (the “Sale Proposal”), to each of the other Stockholders and to the Company, setting forth such Selling Stockholder's desire to make such sale (which shall be for cash only), the number and class of shares of Stock proposed to be transferred (the “Offered Securities”) and the price at which such Selling Stockholder proposes to sell the Offered Securities (the “First Offer Price”) and other terms applicable thereto.

(b) Upon receipt of the Notice of Intention, the Company and the other Stockholders shall then have the right to purchase at the First Offer Price and on the other terms specified in the Sale Proposal all or, subject to Section 5.1(d), any portion of the Offered Securities in the following order of priority: (i) if the Selling Stockholder is a Common Stockholder, the Company shall have the first right to purchase the Offered Securities, and thereafter, the Common Stockholders and Preferred Stockholders shall have the right to purchase the Offered Securities pro rata (with the proportion for the Preferred Stockholder calculated on an as-converted basis) among themselves and (or in such other proportion as such other Common Stockholders and Preferred Stockholders may agree) and, (ii) if the Selling Stockholder is a Preferred Stockholder, the Preferred Stockholders shall have the first right to purchase the Offered Securities pro rata among those of the Preferred Stockholders so electing (or in such other proportion as such Preferred Stockholders may agree), and thereafter, the Company shall have the right to purchase the Offered Securities and thereafter, all other Stockholders shall have the right to purchase the Offered Securities pro rata among the Stockholders so electing to purchase (or in such other proportion as such other Stockholders may agree). The rights of the Stockholders and the Company pursuant to this Section 5.1(b) shall be exercisable by the delivery of notice to the Selling Stockholder (the “Notice of Exercise”), within 30 calendar days from the date of delivery of the Notice of Intention. The Notice of Exercise shall state the total number of shares of the Offered Securities such Stockholder (or the Company) is willing to purchase without regard to whether or not other Stockholders purchase any shares of the Offered Securities. A copy of such Notice of Exercise shall also be delivered by each Stockholder to the Company and each other Stockholder. The rights of the Stockholders and the Company pursuant to this Section 5.1(b) shall terminate if unexercised 30 calendar days after the date of delivery of the Notice of Intention.

(c) In the event that the Stockholders or the Company exercise their rights to purchase any or all of the Offered Securities in accordance with Section 5.1(b), then the Selling Stockholder must sell the Offered Securities to such Stockholders (or, as the case may be, the Company) within 30 calendar days from the date of delivery of the Notice of Exercise received by the Selling Stockholder.

(d) Notwithstanding the foregoing provisions of this Section 5.1, unless the Selling Stockholder shall have consented to the purchase of less than all of the Offered Securities, no Stockholder or Stockholders nor the Company may purchase any Offered Securities hereunder unless all of the Offered Securities are to be so purchased.

(e) For purposes of this Article V, any Person who has failed to give notice of the election of an option hereunder within the specified time period will be deemed to have waived its rights on the day after the last day of such period.

(f) Each Stockholder in its capacity only as a stockholder (i) agrees and acknowledges that the Company may purchase or acquire Common Stock or Preferred Stock pursuant to Section 5.1(b) hereof and (ii) approves such purchases and acquisitions, and waives any objection or claim relating thereto, whether against the Company, the Board of Directors or otherwise.

Section 5.2 Transfer of Offered Shares to Third Parties. If all notices required to be given pursuant to Section 5.1 have been duly given and the Stockholders and the Company do not exercise their respective options to purchase all of the Offered Securities at the First Offer Price and the Selling Stockholder does not desire to sell less than all the Offered Securities or if with the consent of the Selling Stockholder, the other Stockholders and the Company purchase less than all of the Offered Securities pursuant to the provisions hereof, then in either such event the Selling Stockholder shall have the right, subject to compliance by the Selling Stockholder with the provisions of Section 4.3(b) hereof, for a period of 120 calendar days from the earlier of (i) the expiration of the option period pursuant to Section 5.1 with respect to such Sale Proposal or (ii) the date on which such Selling Stockholder receives notice from the other Stockholders and the Company that they will not exercise in whole or in part the options granted pursuant to Section 5.1, to sell (for cash only) to any third party which is not an Affiliate of, or related by consanguinity or marriage to, the Selling Stockholder the Offered Securities remaining unsold at a price of not less than 95% of the First Offer Price, and on the other terms specified in the Sale Proposal.

Section 5.3 Purchase of Offered Shares. The consummation of any purchase and sale pursuant to Section 5.1 shall take place on such date, not later than 30 calendar days after the expiration of the option period pursuant to Section 5.1 with respect to such option, as the Selling Stockholder shall select. Prior to the consummation of any sale pursuant to Section 5.1, the Selling Stockholder shall comply with Section 4.3(b) hereof. Upon the consummation of any such purchase and sale, the Selling Stockholder shall deliver certificates evidencing the Offered Securities sold duly endorsed, or accompanied by written instruments of transfer in form satisfactory to the purchaser duly executed by the Selling Stockholder free and clear of any liens, against delivery of the First Offer Price, payable in the manner specified in Section 5.1(a).

Section 5.4 Waiting Period with Respect to Subsequent Transfers. In the event that the Stockholders and the Company do not exercise their options to purchase all of the Offered Securities, and the Selling Stockholder shall not have sold the remaining Offered Securities to a third party for any reason before the expiration, as applicable, of the 120-day period described in Section 5.2, then such Selling Stockholder shall not give another Notice of Intention pursuant to Section 5.1 for a period of 90 calendar days after the last day of such 120-day period.

Section 5.5 Legally Binding Obligation: Power of Attorney. Subject to Section 5.1(a), making a written offer, giving or failing to give written notice within the stated period, accepting an offer or making a decision or election, in each case as provided in Section 5.1 or 5.2, shall create a legally binding obligation to buy or sell, or an obligation not to buy or sell, as the case may be, the subject Common Stock as provided in such Section 5.1 or 5.2.

Section 5.6 Co-Sale Right.

(a) Subject to the terms of Section 5.7 and Section 5.8, if any Stockholder or group of Stockholders proposes to sell, dispose of or otherwise transfer, in a single transaction or a series of transactions during

any eighteen-month period (other than transfers pursuant to Section 4.2 or transfers to the Company) (i) 5% or more of the outstanding Common Stock or, if less, in the case of any Stockholder that owns Common Stock on the date hereof, 50% or more of its initial holdings of Common Stock; or (ii) 5% or more of the outstanding Preferred Stock or, if less, in the case of any Stockholder that owns Preferred Stock on the date hereof, 50% or more of its initial holdings of Preferred Stock (each a "Disposing Stockholder"), such person or group shall not complete such transaction or transactions unless, prior to the consummation thereof, each other Stockholder shall have been afforded the opportunity to join in such transaction or transactions on a pro rata basis, as hereinafter provided. For purposes hereof, "Group of Stockholders" shall mean (i) any "group" within the meaning of Rule 13d-5 under the Exchange Act, (ii) all Stockholders that are Affiliates other than by reason of their ownership of stock in the Company, (iii) the Preferred Stockholders and (iv) any other group of Stockholders acting in concert in connection with the actions contemplated hereby.

(b) Prior to consummation of any proposed sale, disposition or transfer of shares of Common Stock or Preferred Stock described in Section 5.6(a), the Disposing Stockholder or Stockholders shall cause the person or group that proposes to acquire such shares (the "Proposed Purchaser") to offer (the "Purchase Offer") in writing to each other Stockholder to purchase (i) shares of Common Stock owned by such Stockholder (regardless of whether the shares of Common Stock proposed to be sold by the Disposing Stockholders are the same class as the shares of Common Stock owned by such Stockholders) and (ii) shares of Preferred Stock owned by such Stockholder, such that the number of shares of such Common Stock and Preferred Stock so offered to be purchased from such Stockholder shall be equal to the product of (i) the total number of shares of such Common Stock and Preferred Stock then owned by such Stockholder times (ii) a fraction, the numerator of which is the aggregate number of shares of Common Stock and Preferred Stock proposed to be purchased by the Proposed Purchaser from all Stockholders and the denominator of which is the aggregate number of shares of Common Stock and Preferred Stock then outstanding. Such purchase shall be made at the highest price per share and on such other terms and conditions as the Proposed Purchaser has offered to purchase shares of Common Stock and Preferred Stock to be sold by the Disposing Stockholder or Stockholders. Each Stockholder shall have 20 calendar days from the date of receipt of the Purchase Offer to accept such Purchase Offer, and the closing of such purchase shall occur within 30 calendar days after such acceptance or at such other time as such Stockholder and the Proposed Purchaser may agree. The number of shares of Common Stock and Preferred Stock to be sold to the Proposed Purchaser by the Disposing Stockholder or Stockholders shall be reduced by the aggregate number of shares of Common Stock and Preferred Stock purchased by the Proposed Purchaser from the other Stockholders pursuant to the provisions of this Section 5.6(b). In the event that a sale or other transfer subject to this Section 5.6 is to be made to a Proposed Purchaser that is not a Stockholder, the Disposing Stockholder shall notify the Proposed Purchaser that the sale or other transfer is subject to this Section 5.6 and shall ensure that no sale or other transfer is consummated without the Proposed Purchaser first complying with this Section 5.6. It shall be the responsibility of each Disposing Stockholder to determine whether any transaction to which it is a party is subject to this Section 5.6.

(c) Notwithstanding anything contained herein to the contrary, compliance by any Stockholder with any provision contained in Section 5.1 hereof shall not be deemed a waiver to comply with the terms and conditions of Section 5.6 hereof. Such compliance by any Stockholder with Sections 5.1 and 5.6 may be exercised concurrently.

(d) Notwithstanding anything contained herein to the contrary, in the event that a proposed sale, disposition or transfer (a "Change of Control Sale") of Common Stock by a Disposing Stockholder or Stockholders described in Section 5.6 (a) would result in the change in the ownership of 51% or more of

the outstanding shares of Common Stock owned in the aggregate by the Stockholders of the Company immediately prior to the proposed Change of Control Sale, then the Disposing Stockholder or Stockholders may not complete the proposed Change of Control Sale unless the Proposed Purchaser in the Change of Control Sale offers to purchase 100% of the shares of Common Stock and Preferred Stock owned by all Stockholders of the Company who are not officers of the Company as of the date of the Change of Control Sale.

Section 5.7 Retention and Sale of Control. Notwithstanding any other provisions of this Agreement to the contrary, but subject to the last sentence of this Section 5.7, prior to the completion of a Public Distribution, without the written consent of at least 75 % of the outstanding shares of Common Stock, the Company shall not effect or permit any sale or other disposition of Common Stock, or cause or permit any merger, consolidation or other transaction involving the Company to take place or enter into or permit the Company to enter into any agreement, arrangement, commitment or understanding with respect to the foregoing, if immediately after giving effect to such sale, disposition, merger, consolidation or other transaction, a change of control of the Board of Directors would occur.

Section 5.8 Drag-Along Rights and Obligations.

(a) Notwithstanding any of the rights granted in Sections 5.1 or 5.6 hereof, in the event Stockholders holding at least 51% of the Company's issued and outstanding shares of Common Stock agree in a bona fide arm's length transaction with an independent third party which is not affiliated with or related to such Stockholders (an "Independent Third Party"), to sell any of the shares of Common Stock then held by them (including in a share exchange for other equity or non-cash consideration or a combination thereof), then upon the demand of such stockholders (the "Section 5.8 Selling Stockholders"), which demand shall contain all of the information provided to be set forth in a Notice of Intention, each other Stockholder agrees that he, she or it will sell the same percentage of Common Stock and Preferred Stock (calculated on an as-converted basis) held by him, her or it as is proposed to be sold by the Section 5.8 Selling Stockholders, at the same price and on the same terms and conditions as those set forth in the Section 5.8 Selling Stockholders' demand, to the Independent Third Party designated in the demand. At the date set forth in the demand from the Section 5.8 Selling Stockholders, each other Stockholder shall deliver certificate(s) for the shares to be sold, duly endorsed for transfer, with signatures guaranteed, to the Section 5.8 Selling Stockholders at the Company's principal office or such other place as the Company or the Section 5.8 Selling Stockholders shall reasonably select, and the Section 5.8 Selling Stockholders shall cause the purchase price to be paid to the other Stockholders in the same form (including the same form of any non-cash consideration) as paid to the Section 5.8 Selling Stockholders. In the event that a non-selling Stockholder fails to deliver the shares, such Stockholder shall for all purposes be deemed no longer to be a Stockholder of the Company, shall have no voting rights, shall not be entitled to any dividends or other distributions with respect to shares of Stock held by him, her or it, shall have no rights or privileges granted to Stockholders under this or any future agreement, and his, her or its rights, if any, in the event of liquidation of the Company shall be as a creditor and in no event prior to the rights of any equity holder.

(b) In the event that Stockholders holding at least 51% of the Company's issued and outstanding shares of Common Stock approve of a Sale of the Corporation to an Independent Third Party (an "Approved Sale"), upon written notice from the Corporation of the proposed Approved Sale (a "Sale Notice"), each of the Stockholders agrees (A) to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company held by such Stockholder (or over which such Stockholder exercises voting or dispositive power) in favor of such Approved Sale (and in opposition of any and all proposals that are intended, or could reasonably be expected, to delay, prevent, impair,

interfere with, postpone or adversely affect the ability of the Corporation to consummate such Approved Sale) and (B) to exchange all securities of the Corporation then held by such Stockholder (or over which such Stockholder exercises voting or dispositive power) pursuant to the terms and conditions of such Approved Sale; provided that the liability of any Stockholder shall in no event exceed the pro rata amount of consideration otherwise payable to such Stockholder in connection with such Approved Sale, except with respect to claims related to fraud or intentional breach by such Stockholder, the liability for which need not be limited as to such Stockholder. "Sale of the Corporation" means (i) the merger or consolidation of the Corporation with or into any other corporation or corporations; or (ii) the sale, license or lease of all or substantially all, or any material part of, the Corporation's assets provided, however, in no event shall the issuance of capital stock primarily for capital raising purposes constitute a Sale of the Corporation. The Corporation and the Stockholders shall use their respective commercially reasonable efforts to assure the success of an Approved Sale. In the event of an Approved Sale, each Stockholder also agrees (i) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Approved Sale, and (ii) to execute and deliver all related documentation and take such other action in support of the Approved Sale as shall reasonably be requested by the Corporation.

(c) No Stockholder shall deposit, nor shall any Stockholder cause their affiliates to deposit, any voting securities owned by such Stockholder in a voting trust or, except as set forth herein, subject any such voting securities to any arrangement or agreement with respect to the voting of such voting securities, unless such voting trust, arrangement or agreement contains provisions requiring compliance with this Agreement. In the event of an Approved Sale, any other sale, assignment, transfer, pledge, hypothecation, mortgage, disposal or encumbrance of any shares of capital stock of the Corporation by any Stockholder shall be absolutely prohibited, but only during the pendency of such Approved Sale. The voting agreements contained in this Section 5.8 are coupled with an interest and may not be revoked during the term of this Agreement.

(d) Each Stockholder hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes the Chief Executive Officer of the Corporation, or such other officer or director as may be designated by the Board of Directors (the "Proxy Holder") the attorney and proxy of such shareholder with full power of substitution and re-substitution, to the full extent of such shareholder's rights with respect to (i) the outstanding shares of capital stock of the Corporation owned of record by such shareholder as of the date of this Agreement and (ii) any and all other shares of capital stock of the Corporation which such shareholder may acquire on or after the date hereof. The Proxy Holder is empowered, and may exercise this proxy, to vote the shares of capital stock held by such shareholder in a manner consistent with this Section 5.7 at any time until the termination of this Agreement. Such shareholder may vote the shares of capital stock on all other matters not referred to in this proxy, and the Proxy Holder may not exercise this proxy with respect to such other matters. Prior proxies given by such shareholder with respect to shares of capital stock of the Corporation are hereby revoked, and such shareholder agrees that no subsequent proxies will be given with respect to such shares. This proxy is irrevocable, is coupled with an interest, and will only terminate upon the termination of this Agreement.

ARTICLE VI
Termination

Section 6.1 Certain Terminations.

(a) This Agreement (other than the provisions of Section 4.5) shall terminate on the date on which any of the following events first occurs: (i) a merger or consolidation of the Company with or into another Person that is not an Affiliate of the Company, as a result of which the Stockholders own less than 51% of the outstanding shares of Voting Stock of the surviving or resulting corporation, (ii) the sale or other disposition in compliance with Section 5.7 of all or substantially all the assets of the Company to a Person that is not an Affiliate of the Company, (ii) an Initial Public Offering.

(b) Notwithstanding the foregoing, this Agreement shall in any event terminate with respect to any Stockholder when such Stockholder no longer owns any Stock.

ARTICLE VII
Miscellaneous

Section 7.1 Section 1202 Filings. The Company agrees to provide all information and make any filings reasonably requested by any Stockholder that are required by Section 1202 of the Internal Revenue Code of 1986, as amended, so long as such information and filings do not have an adverse effect in respect of the Company's business, operations, results, tax positions, conditions or prospects; provided, that the Company makes no representation as to the availability of Section 1202.

Section 7.2 Successors and Assigns. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns of the parties hereto. No Stockholder may assign any of its rights hereunder to any Person other than a transferee that has complied with the requirements of Section 4.2 (if applicable) as provided therein in all respects. The Company may not assign any of its rights hereunder other than by operation of law. If any transferee of any Stockholder shall acquire any Securities, in any manner, whether by operation of law or otherwise, such shares shall be held subject to all of the terms of this Agreement, and by taking and holding such shares such Person shall be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement.

Section 7.3 Amendment and Modification: Waiver of Compliance: Conflicts.

(a) This Agreement may be amended only by a written instrument duly executed by (i) the Company; and (ii) the Stockholders holding a majority of the shares of Common Stock and Preferred Stock (consenting together, on an as converted basis) then held by all of the Stockholders who are a party to this Agreement. In the event of the amendment or modification of this Agreement in accordance with its terms, the Stockholders shall cause the Board of Directors of the Company to meet within 30 calendar days following such amendment or modification or as soon thereafter as is practicable for the purpose of adopting any amendment to the Certificate of Incorporation and Bylaws of the Company that may be required as a result of such amendment or modification to this Agreement, and, if required, proposing such amendments to the Stockholders entitled to vote thereon, and the Stockholders agree to vote in favor of such amendments.

(b) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(c) The vote or consent of a majority of the holders of the then outstanding shares of Series 1 Preferred Stock (voting together as a single series), shall be required to effect the following actions: (i) any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series 1 Preferred Stock; (ii) any decrease or increase in the authorized number of shares of Series 1 Preferred Stock; or (iii) authorization of any class or series of shares having rights, preferences or privileges with respect to dividend payments or payments upon liquidation senior to with any series of the Series 1 Preferred Stock. The consent provided in this Section 7.3(c) may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the holders of the then outstanding shares of Series 1 Preferred Stock (voting together as a single series).

(d) The vote or consent of a majority of the holders of the then outstanding shares of Preferred Stock (voting together as a single series), shall be required to effect the following actions: (i) any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series 2 Preferred Stock; (ii) any decrease or increase in the authorized number of shares of Series 2 Preferred Stock; or (iii) authorization of any class or series of shares having rights, preferences or privileges with respect to dividend payments or payments upon liquidation senior to with any series of the Series 2 Preferred Stock (other than the Series 1 Preferred Stock). The consent provided in this Section 7.3(d) may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the holders of the then outstanding shares of Series 2 Preferred Stock (voting together as a single series).

(e) The vote or consent of a majority of the holders of the then outstanding shares of Series 3 Preferred Stock (voting together as a single series), shall be required to effect the following actions: (i) any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series 3 Preferred Stock; (ii) any decrease or increase in the authorized number of shares of Series 3 Preferred Stock; or (iii) authorization of any class or series of shares having rights, preferences or privileges with respect to dividend payments or payments upon liquidation senior to with any series of the Series 3 Preferred Stock (other than the Series 1 Preferred Stock). The consent provided in this Section 7.3(e) may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the holders of the then outstanding shares of Series 3 Preferred Stock (voting together as a single series).

Section 7.4 Notices. Any notice, request, claim, demand, document and other communication hereunder to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by telex or telecopy (with such telex or telecopy confirmed promptly in writing sent by first class mail), or first class mail, or other similar means of communication, as follows: (i) if to the Company, addressed to the Company at the address shown on its public website; or, (ii) if to a Stockholder, to the address of such Stockholder set forth in the stock records of the Company, or, in each case, to such other address or telex or telecopy number as such party may designate in writing to each Stockholder and

the Company by written notice given in the manner specified herein. All such communications shall be deemed to have been given, delivered or made when so delivered by hand or sent by telex (answer back received) or telecopy, or five business days after being so mailed.

Section 7.5 Entire Agreement. The provisions of this Agreement and the other writings referred to therein or delivered pursuant thereto which form a part hereof contain the entire agreement among the parties hereto with respect to the subject transactions contemplated thereby and supersede all prior oral and written agreements and memoranda and undertakings among the parties hereto with regard to such subject matter. The Company represents to the Stockholders that the rights granted to the holders hereunder do not in any way conflict with and are not inconsistent with the rights granted or obligations accepted under any other agreement (including the Certificate of Incorporation) to which the Company is a party. Neither the Company nor any Subsidiary of the Company will hereafter enter into any agreement with respect to its equity or debt securities which is inconsistent with the rights granted to any Stockholder under this Agreement without obtaining the prior written consent of the Stockholder whose rights would be thereby affected.

Section 7.6 Injunctive Relief. The Stockholders acknowledge and agree that a violation of any of the terms of this Agreement will cause the Stockholders irreparable injury for which an adequate remedy at law is not available. Therefore, the Stockholders agree that each Stockholder shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any Stockholder from committing any violations of the provisions of this Agreement.

Section 7.7 Inspection. For so long as this Agreement shall be in effect, this Agreement shall be made available for inspection by any Stockholder at the principal executive offices of the Company.

Section 7.8 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.9 Recapitalizations, Exchanges, Etc., Affecting the Common Stock, New Issuances. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Common Stock and the Preferred Stock and to any and all equity or debt securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets, or otherwise) which may be issued in respect of, in exchange for, or in substitution of, such equity or debt securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

Section 7.10 Ratification of Prior Acts of Board of Directors of Company: Right to Negotiate. Each of the Stockholders hereby (i) adopts, ratifies and confirms all of the actions heretofore taken by the Board of Directors in all respects and (ii) agrees that nothing in this Agreement (apart from Article V hereof) shall be deemed to restrict or prohibit the Company from purchasing Stock from any Stockholder at any time upon such terms and conditions and at such price as may be mutually agreed upon between the Company and such Stockholder, whether or not at the time of such purchase, circumstances exist which specifically grant the Company the right to purchase, or such Stockholder the right to sell, Stock pursuant to the terms of this Agreement.

Section 7.11 LITIGATION. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IN THE EVENT OF ANY BREACH OF THIS AGREEMENT, THE NON-BREACHING PARTY WOULD BE IRREPARABLY HARMED AND COULD NOT BE MADE WHOLE BY MONETARY

DAMAGES, AND THAT, IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED AT LAW OR IN EQUITY, THE PARTIES SHALL BE ENTITLED TO SUCH EQUITABLE OR INJUNCTIVE RELIEF AS MAY BE APPROPRIATE. EACH PARTY AGREES THAT JURISDICTION AND VENUE WILL BE PROPER IN THE COURTS OF DELAWARE AND WAIVES ANY OBJECTIONS BASED UPON FORUM NON CONVENIENS. EACH PARTY WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR PROCEEDING SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED OR CERTIFIED MAIL TO THE PARTY AT THE ADDRESS SET FORTH IN TIES AGREEMENT, OR AS OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF DELAWARE OR THE UNITED STATES. THE CHOICE OF FORUM SET FORTH IN THIS SECTION 7. 11 SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING OF ANY ACTION UNDER THIS AGREEMENT TO ENFORCE SAME IN ANY OTHER APPROPRIATE JURISDICTION.

Section 7.12 ARBITRATION. THE STOCKHOLDERS AFTER CONSULTING WITH COUNSEL WAIVE THEIR RIGHTS, IF ANY, TO JURY TRIAL IN RESPECT TO ANY DISPUTE OR CLAIMS BETWEEN OR AMONG THE PARTIES TO THIS AGREEMENT RELATING TO OR IN RESPECT OF THIS AGREEMENT, ITS NEGOTIATION, EXECUTION, PERFORMANCE, SUBJECT MATTER, OR ANY COURSE OF CONDUCT OR DEALING OR ACTIONS UNDER OR IN RESPECT OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY CLAIM UNDER THE SECURITIES ACT, THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ANY OTHER STATE OR FEDERAL LAW RELATING TO SECURITIES OR FRAUD OR BOTH, THE RACKETEER INFLUENCED AND CORRUPT ORGANIZATIONS ACT, AS AMENDED, OR FEDERAL OR STATE COMMON LAW, AND ANY SUCH DISPUTE OR CLAIMS SHALL BE SUBMITTED TO, AND RESOLVED EXCLUSIVELY PURSUANT TO, ARBITRATION IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION. SUCH ARBITRATION SHALL TAKE PLACE IN THE STATE OF DELAWARE, AND SHALL BE SUBJECT TO THE SUBSTANTIVE LAW OF THE STATE OF DELAWARE. DECISIONS AS TO FINDINGS OF FACT AND CONCLUSIONS OF LAW PURSUANT TO SUCH ARBITRATION SHALL BE FINAL, CONCLUSIVE AND BINDING ON THE PARTIES, SUBJECT TO CONFIRMATION, MODIFICATION OR CHALLENGE PURSUANT TO 9 U.S.C. §§ 1 ET SEQ. ANY FINAL AWARD SHALL BE ENFORCEABLE AS A JUDGMENT OF A COURT OF RECORD.

Section 7.13 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.

Section 7.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

**IN WITNESS WHEREOF**, each of the undersigned has signed this Agreement as of the date first above written:

**COMPANY: POWUR PBC**

By: *Founder Signature* ________________________________________

Jonathan Budd, CEO

**STOCKHOLDER:**

The undersigned has executed and delivered this Stockholders Agreement as a Counterpart Document pursuant to section 7.14 of said Agreement on [EFFECTIVE DATE].

By: *Investor Signature* ______________________________